

10015876

FILTRONA

Filtrona plc

31 May 2010

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 30 April 2010, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

V Ward

Victoria Ward
Personal Assistant

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

dlw 6/15

File No: 82-34882

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	Filtrona Plc (Sedol B074435)
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Cazenove Capital Management Limited
4. Full name of shareholder(s) (if different from 3.)	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	18/05/10
6. Date on which issuer notified:	27/05/10
7. Threshold(s) that is/are crossed or reached:[i]	5%

8. Notified details:								
A: Voting rights attached to shares [viii, ix]								
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights		
			Direct	Direct	Indirect	Direct	Indirect	
ISIN GB00B0744359 Ordinary	3,105,028	3,105,028	3,105,028	0	3,105,028	0	1.51%	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD	N/A	N/A	N/A	7,156,500	3.48%	N/A

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
10,261,528	4.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Patricia Kendall
15. Contact telephone number:	01908 359100

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   JOHN ROBERT PURCELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   BARCLAYSHARE NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

26,315 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.013%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

190.00p per share

14. Date and place of transaction

24 MAY 2010, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

153,034; 0.074%

16. Date issuer informed of transaction

25 MAY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

File No: 82-34882

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
25 May 2010

RNS Number : 2402M
Filtrona plc
20 May 2010

File No: 82-34882

Thursday 20 May 2010

Filtrona plc

Analyst Site Visit

Filtrona plc announces that it is undertaking an analyst site visit today in the UK. No new material information will be provided during the visit and there will be no update on current trading.

Copies of the presentations made during the day will be made available on the Company's website at www.filtrona.com

Contact:

FD

Richard Mountain 020 7269 7186